UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited)

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS
Current
Cash	$ 92,197	84,559
Other receivables	2,879	33,830
Deposits	-	18,951
	95,076	137,340

Reclamation bond	-	36,114
Investment in limited partnership	2,926,910	2,926,910
Resource properties	376,715	328,209
	$ 3,398,701	3,428,573

LIABILITIES
Current
Accounts payable and accrued expenses	$ 52,899	8,321
Loans payable	43,500	43,500
	96,399	51,821

Promissory note	3,064,551	2,923,968
Total liabilities	3,160,950	2,975,789

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital (Note 2)	8,075,829	7,446,962
Contributed surplus	220,819	156,461
Share subscriptions	-	692,671
Deficit	(8,058,897)	(7,843,310)
	237,751	452,784

	$ 3,398,701	3,428,573

APPROVED ON BEHALF OF THE BOARD:
"Greg Burnett"	"Michael Sweatman"
Director	Director

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2005	2004	2005	2004
EXPENSES

Consulting	$ 158,240	$ 78,154	$ 59,509	$ 70,654
Legal	18,678	28,786	10,862	25,620
Accounting	17,118	17,017	9,018	15,817
Transfer agent and filing fees	6,379	11,743	4,811	5,829
Rent, office and administration	2,016	13,666	272	12,166
Interest and bank charges	582	837	226	589

	203,015	150,203	84,699	130,675

OTHER INCOME (EXPENSES)

Foreign exchange gain (loss)	2,983	(10,862)	1,542	(10,862)
Interest on promissory note	(67,043)	(81,686)	(33,695)	(81,686)
Partnership income	-	204,402	-	204,402
Resource properties written off	(12,317)	-	(5,874)	-

Loss before recovery of income taxes	(279,391)	(38,349)	(122,729)	(18,821)

Recovery of income taxes	63,804	-	-	-

Net loss for the period	(215,587)	(38,349)	(122,729)	(18,821)

Deficit, beginning of period	(7,843,310)	(6,860,739)	(7,936,168)	(6,880,267)

Deficit, end of period	$ (8,058,897)	$ 6,899,088)	$ (8,058,897)	$ (6,899,088)

Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)

Weighted Average Common Shares Outstanding	34,927,117	31,455,187	34,589,169	32,399,528

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$ (215,587)	$ (38,349)	$ (122,729)	$ (18,821)
Add (deduct) items not affecting cash:
Recovery of income taxes	(63,804)	-	-	-
Partnership income	-	(71,146)	-	(71,146)
Stock based compensation	64,358	51,487	16,089	51,487
Interest expense	67,093	-	33,732	-
Resource properties written off	12,317	-	5,874	-
	(135,623)	(58,008)	(67,034)	(38,480)

Changes in non-cash working capital
items related to operations:
GST receivable	-	(4,687)	-	(3,344)
Other receivables	30,951	3,254	17,367	3,254
Deposits	18,951	-	-	-
Accounts payable and accrued expenses	44,578	(63,941)	11,100	(78,194)
Loans payable	-	4,809	-	809
	(41,143)	(118,573)	(38,567)	(115,955)

Investing Activities
Increase in resource properties	(60,823)	(50,599)	(9,182)	(50,599)
Decrease (increase) in reclamation bonds	36,114	(19,679)	36,114	(19,679)
Cash from business acquisition	-	322,191	-	322,191
	(24,709)	251,914	26,932	251,914

Financing Activity
Increase in promissory note	73,490	-	73,490	-

Increase in Cash	7,638	133,341	61,856	135,959
Cash, beginning of period	84,559	2,729	30,341	111

Cash, end of period	$ 92,197	$ 136,070	$ 92,197	$ 136,070

Supplemental disclosure of cash flow
information:
Cash paid for interest	$ -	$ -	$ -	$ -

Cash paid for income taxes	$ -	$ -	$ -	$ -

PAN AMERICAN GOLD CORPORATION

(Formerly TRI-LATERAL VENTURE CORPORATION)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended June 30, 2005

(Unaudited)

Note 1	Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company’s annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual financial statements at December 31, 2004.

Note 2	Share Capital

Authorized

Unlimited common shares

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares	Number	$
Balance December 31, 2004	34,052,039	$ 7,446,962

Shares issued for subscriptions received	875,077	692,671
Future income taxes on expenditures renounced to shareholders	-	(63,804)
Balance, June 30, 2005	34,927,116	$ 8,075,829

Note 3	Related Party Transactions

During the six months ended June 30, 2005 the Company incurred the following expenses with directors or companies with a common director:

	Six months ended June 30,		Three months ended June 30,
	2005	2004	2005	2004

Accounting fees	$ -	$ 4,761	$ -	$ 3,561
Consulting fees1	158,240	32,279	59,509	24,779
Rent	-	1,500	-	-
	$ 158,240	$ 38,540	$ 59,509	$ 28,340
1.	Includes non cash stock based compensation of $64,358.

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related entities.

PAN AMERICAN GOLD CORPORATION

(Formerly Tri-Lateral Venture Corporation)

Notes to the Consolidated Interim Financial Statements

For the six months ended June 30, 2005

(Unaudited) – Page 2

As at June 30, 2005, accounts payable and accrued expenses includes $43,203 (December 31, 2004 – $993) owing to directors.

As at June 30, 2005, loans payable are due to a shareholder. The amount is unsecured with no specific terms of repayment.

Note 4	Non-cash transactions

During the six months ended June 30, 2005, the Company issued 875,077 common shares for share subscriptions of $692,671.

Note 5	Segmented information

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

	Six month ended June 30		Three months ended June 30
	2005	2004	2005	2004
Net (income)Loss:
Canada	134,071	(34,158)	110,127	(46,315)
United States	81,515	72,507	12,602	65,136

		June 30,	December 31
		2005	2004
	Total Assets:
	Canada	3,340,385	3,415,454
	United States	-	-
	Chile	58,316	13,119

Note 6	Subsequent events

Resource properties - On February 1, 2005 the letter of intent in respect of the Dorado and Nevada resource properties was replaced by an option agreement, providing the Company with an extension until August 31, 2005 to acquire a 100% interest in the properties. Under the option agreement, in addition, the Company is required to pay U.S.$39,137 in respect of leases and land taxes at various dates through March 15, 2005 in order to acquire its interest. As of August 15, 2005, the Company had paid only U.S.$30,000 in respect of these additional terms and consequently was in default of its obligations under the option agreement.

PAN AMERICAN GOLD CORPORATION

(formerly Tri Lateral Venture Corporation)

QUARTERLY REPORT

for the six months ended June 30, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1	Date of Report: August 22, 2005

This discussion should be read in conjunction with the annual financial statements and management discussion and analysis for the year ended December 31, 2004 and the unaudited financial statements for the six months ended June 30, 2005.

1.2	Overall Performance

Nature of Business

The Company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, the Company’s name was changed to Sun Valley Hot Springs Ranch Inc. The Company’s name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998 the Company’s name changed to Tri-Lateral Venture Corporation and on May 6, 2004 the name was changed to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario.

The Company’s shares began trading on the OTC BB on April 19, 2004. On May 6, 2004, the issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation in conjunction with the acquisition of Pan American Gold Corporation (Nevada) (“Pan American Nevada”). The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property prior to the acquisition of Pan American Nevada was the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario which we still own.

With the acquisition of the Nevada subsidiary we acquired four properties; Kinsley and Pinnacle located in Nevada, USA, Cactus in California, USA and Eskay Creek in British Columbia, Canada. During 2004 we drilled Cactus and Kinsley. The exploration results were disappointing and these properties were subsequently abandoned. The Pinnacle property was dropped when difficulties obtaining necessary permitting did not allow for any on site evaluation prior to a significant property payment.

The Company does not have defined mineral resources or reserves on any of its exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of success that a new discovery will be economic, as well as the improving the access to capital to finance on-going activities.

Overview of Operations

During the quarter the Company has focussed on exploration and maintenance of its properties.

Previous activity focussed on our Nevada and California properties. Cactus and Kinsley were drilled during 2004 and subsequently abandoned. The Pinnacle property was abandoned after the deadline for significant property payments lapsed. We elected not to make these payments after experiencing difficulty in obtaining the necessary permits.

Eskay Creek Property

The Eskay Creek Property is located in northwestern British Columbia approximately 50 air miles north of Stewart. Access is by 38 miles of privately owned single-lane gravel road or by helicopter in the more remote areas. The Company holds a 75% interest in an 80,000 acre property position comprised of 75 mineral claims in the Eskay Creek gold camp area.

The Eskay Creek Property is newly staked and is largely a grassroots exploration play. It has no significant exploration or mining history but is proximate to active mines including the Eskay Creek Mine operated by Barrick. In 2003, the Eskay Creek Mine produced 352,000 ounces of gold and 17 million ounces of silver. The Eskay Creek Mine is an underground operation accessible through three surface portals.

During the year ended December 31, 2004, the Company conducted an airborne geophysical survey over a portion of the property that included magnetic, radiometric, and induced polarization (IP) data acquisition. The cost of the survey was approximately $200,000 and included approximately 1,900 line kilometres. The remoteness and geographic location of the project area contribute to a very short exploration season in Eskay-Iskut region.

The Company has decided to evaluate the current survey results and then determine its next course of action. Survey results are currently being evaluated. The work completed to date is sufficient to meet assessment work requirements on the claims through November 2006.

Chile Properties

The Company has entered into an option to acquire a 100% interest in the Nevada and Dorado Gold Properties in Chile. In order to exercise the option a cash payment of US$116,000 will be required by August 31, 2005.

The exploration history of the Nevada and Dorado properties includes limited surface sampling and reverse circulation (RC) drilling which has produced anomalous gold values as well as a historic, non-vetted 348,000 troy ounce (oz) indicated gold mineral resource on the Dorado Property. Both properties are under-explored and would benefit from a fresh approach. The alteration signature noted on the properties is consistent with that of porphyry gold and copper and high sulphidation epithermal gold systems, which is also the signature noted at the Veladero, Pierina, and Yanacocha gold deposits.

Gold mineralization has been documented in structural stockworks with grades up to 2.40 grams gold per tonne (“g/t Au”) at Dorado. Mineralization at Nevada is hosted in vuggy silica altered breccia as well as in low sulphidation epithermal quartz veins with grades up to 6.50g/t Au and 10.34g/t Au respectively.

The Chile property is currently in default as a portion of the required payments due have not been made. We are examining alternatives with respect to a course of action; however, based on currently available resources it is likely that this option will not be exercised.

The Company will continue to evaluate new opportunities that have the potential to add value to our business subject to the availability of funding to carry out any plans.

1.3	Selected Annual Information
	2004	2003	2002
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(982,572)	(104,375)	(601,974)
Per share	$ (0.03)	$ (0.00)	$ (0.03)
Income Loss after discontinued operations and extraordinary items
Total	(982,572)	(104,375)	(601,974)
Per share	$ (0.03)	$ (0.00)	$ (0.03)
Total Assets	3,428,573	17,474	26,947
Long Term Liabilities	2,923,968	Nil	Nil
Dividends	Nil	Nil	Nil

In 2004, the Company commenced significant exploration activities whereas in 2002 and 2003 the company was relatively inactive while it restructured its operations.

1.4	Results of Operations

Operations during the six months ended June 30, 2005 were primarily related to the exploration of our properties. Due to seasonality, our activities have been limited to clearing up details of our Nevada operations, securing the return of reclamation bonds, and an ongoing review of data from the geophysical survey of our Eskay Creek property

A significant non cash expense during the six months ended June 30, 2005 related to stock based compensation, which arose from the granting of options on May 7, 2004.

At June 30, 2005, the Company had total working capital deficit of $1,323. The Company expects that it will require private placements to provide adequate funds to carry out additional exploration activities on its properties, which, if not raised, could require curtailment of activities in the future.

Cash used in operations increased to $41,143 for the six months ended June 30,2005 compared to $118,573 used in operations in the prior period.

Also, legal fees decreased from $28,786 to $18,678 due to costs incurred on the acquisition of Pan American Gold Corporation (Nevada) in the prior period.

The largest increase was in consulting fees from $78,154 to $158,240. The largest component of the increase reflects the vesting of stock options granted last year in the amount of $48,269. The balance of the increase was a result of management fees paid to directors as the Company transitioned from a period of relative inactivity to a period of sustained exploration.

Some seasonal variations in expenditures are expected as weather is a factor particularly on the Eskay Creek property. The acquisition of the Chilean property may serve to eliminate some of the seasonality if the Company elects to exercise its option on this property.

1.5	Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

Loss before and after extraordinary items of which there were none

Q2 June 30, 2005	Q1 March 31 2005	Q4 Dec 31 2004	Q3 Sept 30 2004	Q2 June 30, 2004	Q1 Mar 31, 2004	Q4 Dec 31, 2003	Q3 Sept 30, 2003
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss	$ (189,421)	$ (92,858)	$ (718,694)	$ (225,529)	$ (18,821)	$ (19,528)	$ (24,203)	$ (18,649)
Per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

1.6	Liquidity

The Company has total assets of $3,398,701. The primary assets of the Company are cash of $92,197, resource properties of $376,715 and the interest in the Limited Partnership of $2,926,910. The Company has no long-term liabilities other than a promissory note of $3,064,551 related to the partnership interest.

At June 30, 2005, the Company had a working capital deficit of $1,323. During the year ended December 31, 2004, the Company received $692,671 as advances against private placements, and these private placements were completed during the six months ended June 30,2005.

It is management’s opinion that its cash reserves are likely to be sufficient to meet the Company’s near term administrative overhead obligations; however, additional work on the properties will require additional funding. Funds will be required to continue exploration and maintain all of the Company’s properties. The Eskay Creek Property has sufficient expenditure credits in order to maintain the property until at least November 2006. The Company will require additional funds to exercise the Chile option should it decide to do so.

1.7	Capital Resources

The Company does not own any producing mineral properties.

1.8	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9	Transactions with Related Parties

			Six months ended June 30,		Three months ended June 30,
			2005	2004	2005	2004

		Accounting fees	$ -	$ 4,761	$ -	$ 3,561
		Consulting fees1	158,240	32,279	59,509	24,779
		Rent	-	1,500	-	-
			$ 158,240	$ 38,540	$ 59,509	$ 28,340

		1.	Includes non-cash stock-based compensation
1.10	NA
1.10	Proposed Transactions

The decision with respect to the exercise of the Chile option by the Company has been delayed and an extension of the time to exercise the option has been negotiated.

We have delayed the payment of property taxes in respect of the Chile Property and as such we are in default of the option agreement.

1.12	Critical Accounting Estimates

N/A

1.13	Changes in Accounting Policies

N/A

1.14	Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, other receivables, deposits, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

1.15	Other MD&A Requirements

Disclosure of Outstanding Share Capital

	#	Amount
Outstanding as of June 30, 2005	34,927,117	$8,075,829

Subsequent Events

N/A

Additional Information

Additional information may be obtained on the Sedar website www.sedar.com or the Securities Exchange Commission website www.sec.gov. News releases are on the Company’s website www.panamericangold.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Richard Bachman, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (formerly Tri-lateral Venture Corporation) (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2005

/s/ Richard Bachman

Richard Bachman

Chief Executive Officer

(Principal Executive Officer)

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael Sweatman, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (formerly Tri-lateral Venture Corporation) (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2005

/s/ Michael Sweatman

Michael Sweatman

Chief Financial Officer

(Principal Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman

Michael Sweatman,

Chief Financial Officer and Director

Date: August 30, 2005